SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A3
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                                ACR Group, Inc.
                        -------------------------------
                               (Name of Issuer)

                              Common Stock, $.01
                        -------------------------------
                        (Title of Class of Securities)

                                   00087B101
                              ------------------
                                (CUSIP Number)


                               Robert T. Arnold
                              Meridian Fund, Ltd.
                           601 Jefferson, Suite 4000
                             Houston, Texas 77002
                                (713) 651-2310
                           ------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 7, 1998
                           ------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                       SCHEDULE 13D/A3 (Amendment No. 3)

CUSIP No. 00087B101

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Meridian Fund, Ltd.
      76-0434398

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)   [  ]
      (b)   [ X ]

3     SEC USE ONLY

4     SOURCE OF FUNDS

      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
      [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas

                  7     SOLE VOTING POWER

                  COMMON STOCK           745,060
  NUMBER OF
     SHARES       8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              COMMON STOCK                  0
       EACH
 REPORTING              9     SOLE DISPOSITIVE POWER
    PERSON
      WITH        COMMON STOCK           745,060

                  10    SHARED DISPOSITIVE POWER

                  COMMON STOCK                 0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  COMMON STOCK            745,060

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES

      [   ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  COMMON STOCK              7.2%

14    TYPE OF REPORTING PERSON

      PN

Item 4.  Purpose of Transaction.

ADD THE FOLLOWING:

      Sales of Common Stock through various broker transactions by Meridian through January 7, 1998 reduced its ownership to 745,060 shares of the Common Stock.


Item 5.  Interest in Securities of the Issuer.

ITEM 5 (a) - (b) IS AMENDED IN ITS ENTIRETY TO READ:

      (a) - (b)   At the date hereof, Meridian has the sole power to vote and dispose of 745,060 shares of the Common Stock. The Common Stock held by Meridian represents approximately 7.2% of the 10,379,992 shares of outstanding Common Stock, based on information provided in the Company's Form 10-Q for the quarter ended August 31, 1997.

      Except as described herein, Meridian does not have the sole or shared voting power to vote or the sole or shared power to dispose of any shares of Common Stock.

      To the knowledge of the Meridian, none of the individuals named in Item 2 has the sole or shared power to vote or the sole or shared power to dispose of any shares of Common Stock.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated:  January 14, 1998


                                    Meridian Fund, Ltd.

                                    By Meridian Advisors, Ltd., its General
                                       Partner

                                    By Meridian Group, Inc., its General
                                       Partner



                                    By:   /ROBERT T. ARNOLD/
                                    Name: Robert T. Arnold
                                    Title: President and Chief Executive
                                           Officer